

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 4, 2018

<u>Via E-mail</u>
Larry D. Young
President and Chief Executive Officer
Dr. Pepper Snapple Group, Inc.
5301 Legacy Drive
Plano, Texas 75024

> **Re: Dr. Pepper Snapple Group, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 8, 2018**
> **File No. 001-33829**

Dear Mr. Young:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Governance of the Combined Company Following the Merger</u>
<u>Board of Directors, page 95</u>

1.   We note the disclosure that Mondelēz LLC will initially appoint its general counsel and chief financial officer as directors. Please identify the individuals who will be appointed.

<u>Certain Non-GAAP Pro Forma Information, page 128</u>

2.   Please revise the titles 'As reported' and 'As adjusted' presented in the table on page 129 to indicate clearly that 'As reported' is derived from pro forma combined statement of income and 'As adjusted' is a non-GAAP measure.

Unaudited Pro Forma Financial Information
Notes to Unaudited Pro Forma Combined Financial Information
5. Unaudited Pro Forma Combined Balance Sheet Adjustments

B. Cash and Cash Equivalents, page 139,
I. Long Term Obligations, page 141 and
L. (c) Adjustments to Additional Paid in Capital, page 142

3.   To enhance reader's understanding, please revise to include the cross reference to the corresponding adjustments for each of the components.

G. Current and Non-current Deferred Revenue, page 140

4.   Please explain to us and revise to clarify your disclosure "no continuing performance obligations by DPSG exist for the arrangements with PepsiCo and Coca-Cola." In this regard, address the legal performance obligations for the arrangements with PepsiCo and Coca-Cola assumed by the combined entity.

I. Long Term Obligations, page 141

5.   We note your disclosure on page 16 of Form 10-K for the year ended December 31, 2017, that DPSG is required to repurchase all outstanding senior unsecured notes of each series at 101% of the principal amount plus accrued and unpaid interest to the date of repurchase if DPS undergoes a change of control and receive a credit rating downgrade below investment grade. We also note your disclosure on page 44 of Form 10-K for the year ended December 31, 2017, that subsequent to December 31, 2017 and as a result of the Transaction, Moody's has placed DPS ratings under review for downgrade and S&P has placed DPS as Creditwatch Negative. Please tell us and disclose how you considered these events change of control and potential repurchase of senior unsecured notes and their impact on your pro forma financial statements. Revise your disclosures as appropriate.

K. Deferred Tax Liabilities, page 141

6.   We note from your disclosure that the estimate of deferred taxes was determined based on the changes in the book basis of the net assets to be acquired compared to the historical basis reflected in DPSG's historical financial statements. Please revise to disclose the amount of each component of the deferred taxes and the significant assumptions that were used to calculate the amount of deferred taxes. In addition, clarify how a weighted average statutory rate of 26.50% was derived.

6. Statement of Income Adjustments
B. Interest Expense, page 143

7.   Please explain to us how the interest expense computed here is consistent with the
         additional long term obligations disclosed in Note 5(I), page 137. Revise your
         disclosures as necessary.

D. Provision for Income Taxes, page 143

8.   Please revise to disclose the impact on the income tax (benefit) expenses from the Tax
         Cuts and Jobs Act of 2017. Refer to Rule 11-02(c)(4) of Regulation S-X.

Comparative Historical and Unaudited Pro Forma Per Share Data, page 145

9.   Please tell us why you have not included the historical data for Maples and explain to us
         how your computation of 'Equivalent Basis Unaudited Pro Forma Combined' data
         reflects the exchange ratio discussed on page 60 and elsewhere. Refer to the guidance in
         Schedule 14A, instruction 2 to Item 14 paragraph b(10). Revise your disclosures as
         appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations of
Maple, page 157

10.   Please discuss any known trends and uncertainties that will have, or are reasonably likely
         to have, a material impact on Maple's net sales or income or result in Maple's liquidity
         decreasing or increasing in any material way. For example, we note the disclosure on
         page 160 that the decrease in pod net sales was partially due to a "decline in net price
         realization due to strategic price reductions on negotiated terms of partner and private
         label contract extensions as well as increased promotional activity on owned and licensed
         brands." If this is a known trend that is reasonably likely to materially impact Maple's
         net sales, please disclose. See Item 303(a) of Regulation S-K.

11.   Please include a separate discussion and analysis of the historical results of Fiscal 2017,
         the predecessor period from September 27, 2015 to March 2, 2016 and the successor
         period from December 4, 2015 to September 24, 2016 to comply with Item 303 of
         Regulation S-K.

12.   We note your discussion and analysis of your results of operations compares both the
         2017 and 2015 years versus a combined 2016 fiscal period and the combined period
         represents the sum of the predecessor and successor periods in 2016. You also disclose
         on page F-11 that the financial information prior to the acquisition is not comparable to
         the financial information subsequent to the acquisition. Considering the change in basis
         of accounting, please explain to us why you believe it is appropriate to compare the

combined results in fiscal 2016 period to fiscal 2017 and fiscal 2015. Alternatively, if you include a supplemental discussion of the combined fiscal 2016 results, it should reflect all relevant pro forma adjustments in accordance with Article 11 of Regulation S-X and not be more prominent than your separate discussion of your historical results of operations. Please revise or advise.

13.   We note you have identified the combined results for the fiscal 2016 period as non-GAAP measures. Please explain to us why you believe these measures are considered to be non-GAAP and tell us how you have complied with the requirement to provide reconciliation to the directly comparable GAAP measure and other disclosure requirements of Item 10(e) of Regulation S-K.

Gross Profit, page 162

14.   We note you provide discussion and analysis of net sales by major product category. Please revise to discuss and analyze gross profit by major product category.

Selling, General and Administrative ("SG&A") Expenses, page 164

15.   We note you attributed multiple factors for the changes in selling, general and administrative expenses between fiscal year periods. Please revise to quantify these factors.

Liquidity and Capital Resources
Operating Activities, page 172

16.   We note significant fluctuations in cash provided by operating activities during the periods presented. Please expand your disclosure to include a robust discussion describing and quantifying the specific effects of the drivers that contributed to the material changes in your operating cash flows for the periods presented. The disclosure should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. See guidance in Section IV.B.1 of SEC Release 33-8350.

Material U.S. Federal Income Tax Consequences of the Transactions, page 181

17.   We note your disclosure that DPSG stockholders will not recognize gain or loss for U.S. federal income tax purposes as a result of the merger, although DPSG stockholders will be subject to tax with respect to the special cash dividend. Please disclose the name of counsel providing the tax opinion and describe tax counsel's conclusions on the material federal tax consequences.

18.   Please disclose whether you will recirculate and resolicit if the condition to receive a tax opinion is waived and the change in tax consequences is material.

Notes to Consolidated Financial Statements
13. Income Taxes, page F-38

19.   Please disclose the amount of undistributed earnings of your foreign subsidiaries for the periods presented as required by ASC 740-30-50-2.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Steve Lo at (202) 551-3394 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at (202) 551-7576 or Brigitte Lippmann at (202) 551-3713 with any other questions.

                               Sincerely,

                               /s/ Brigitte Lippmann (for)

                               John Reynolds
                               Assistant Director
                               Office of Beverages, Apparel,
                               and Mining

cc: Howard A. Kenny
       Morgan, Lewis & Bockius LLP